Exhibit 4.19

English summary of Project Investment Agreement

arty B: Xinjiang Daqo New Energy Co., Ltd.
Signing Parties	Party A: The People’s Government of Jiuyuan District, Baotou City Party B: Xinjiang Daqo New Energy Co., Ltd.
Date of Execution	December 18, 2021
Project Overview

(1) Project name: 200,000 tons/year high purity polysilicon project and 21,000 tons/year semiconductor polysilicon project (collectively, the “Project”).

(2) Project details: research and development and production of high purity polysilicon and semiconductor polysilicon and other products.

(3) Project site: Jiuyuan Industrial Park, Jiuyuan District, Baotou City, Inner Mongolia.

(4) Investment amount: the total investment amount for the Project is expected to be RMB24.25 billion. The Project will be completed in two phases (Phase I and Phase II), and the total investment amount for the Phase I is expected to be RMB8.55 billion.

(5) Progress of construction: Phase I includes 100,000 tons/year high purity polysilicon and 1,000 tons/year semiconductor polysilicon, which is expected to commence construction in the first quarter of 2022 and complete construction and start production in the second quarter of 2023; and Phase II will be carried out subject to market demand.

Rights and obligations of the parties

Main rights and obligations of Party A

Party A shall coordinate and assist Party B in obtaining energy consumption quota, ensure sufficient energy supply, and assist Party B in going through energy saving evaluation procedures required for the Project. Party A shall also assist Party B in completing project filing and approval procedures.

Main rights and obligations of Party B

Party B shall set up a company in Jiuyuan District, Baotou City, for construction and operation of the Project. Party B undertakes to make timely and full investment, and to commence the production in time.

Other Provisions

Party A undertakes to assist Party B in obtaining electric power support, financial subsidy and preferential tax treatment, to the extent that Party B satisfies relevant policy requirements.

The Parties may enter into a supplemental agreement with respect to matters not covered hereunder, which shall have the same legal force and effect with this Agreement.

The Parties shall try to resolve any dispute arising out of or in connection with this Agreement through negotiation.

Both Parties shall keep this Agreement strictly confidential, unless otherwise required to be disclosed in accordance with securities laws and relevant listing rules.